Exhibit 99.1



                            Explanation of Responses

(1) The shares to which this note relates correspond to a gift originally understood as having been made to Tides Foundation, a public charity which partners with donors to increase and organize resources for positive social change. This gift was reported in the Form 4 filed on February 21, 2007. However, due to certain statutory changes, Tides Foundation was unable to accept the gift of the shares. As a result, the donee for this gift has been amended to The McKelvey Entrepreneurial Foundation (the "Foundation"). The Foundation provides educational opportunities to entrepreneurial students through scholarship assistance for college.

(2) The shares to which this note relates includes 4,762,000 shares of Class B Common Stock which are convertible on a share for share basis into Common Stock. Each share of Class B Common Stock has ten votes per share. The Reporting Person no longer claims any beneficial ownership of the 4,115 shares of Common Stock owned by his spouse and included in the prior filing on Form 4.

(3) The shares to which this note relates are held directly by the Reporting Person's personal 401(k) plan.